December 23, 2025

Oren Gilad, Ph.D.
President and Chief Executive Officer
Aprea Therapeutics, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Aprea Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 19, 2025
           File No. 333-292286
Dear Oren Gilad Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Patrick O   Malley, Esq.